November 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Kluck and Michael Coco

Re:	Province of Alberta

Registration Statement under Schedule B

Filed September 2, 2020

File No. 333-248552

Form 18-K for Fiscal Year Ended March 31, 2020

Filed September 3, 2020

File No. 033-12133

Dear Mr. Kluck and Mr. Coco:

On behalf of our client, the Province of Alberta (the “Province”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated September 29, 2020 (the “Comment Letter”) related to the above-referenced registration statement (File No. 333-248552) under Schedule B filed with the SEC on September 2, 2020 (the “Registration Statement”) and the Province’s above-referenced Form 18-K for the fiscal year ended March 31, 2020 (File No. 033-12133) filed with the SEC on September 3, 2020 (the “Form 18-K”).

To facilitate your review of the Province’s responses, we have reprinted each of your comments below in bold and italics followed immediately by the corresponding response of the Province.

Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

General

1.

We note your disclosure in regards to the Province’s recent decrease in revenues and increase in expenses and debt. Please discuss the risks related to these financial conditions and any steps the government plans to take to address such concerns.

In response to the Staff’s comment, the Province respectfully submits that its existing disclosure on Pages 19 and 71-73 of its 2020-23 Fiscal Plan, A Plan for Jobs and the Economy and Pages 5 and 12-14 of its 2020-21 First Quarter Fiscal Update and Economic Statement, Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020 and Exhibit 99.5 to the Form 18-K, respectively, discuss the risks related to the Province’s financial conditions and the steps the Province plans to take in its Recovery Plan Initiatives to address such concerns and mitigate the impact of COVID-19, in a manner that conveys to investors all material information regarding such topics.

2.	Please discuss any material aspects of Canadian monetary or taxation policy affecting Alberta such as the Government of Canada’s Equalization Program.

In response to the Staff’s comment, the Province respectfully submits that its existing disclosure on Page 124 of its 2019-20 Government of Alberta Annual Report, Pages 4-5 of its 2019-20 Final Results Year-End Report and Page 4 of its 2020-21 First Quarter Fiscal Update and Economic Statement, Exhibits 99.1, 99.2 and 99.5 to the Form 18-K, respectively, discuss any material aspects of Canadian monetary or taxation policy affecting Alberta.

Form 18-K for Fiscal Year March 31, 2020

Exhibit 99.1 – 2019-20 Government of Alberta Annual Report

Contingent Liabilities: Legal Actions, page 40

3.

We note your disclosure discussing the number of outstanding claims and potential liability associated with such claims. We also note that you state Alberta has been named in 22 claims involving “Aboriginal rights, Aboriginal title and treaty rights.” To the extent material, please briefly describe the nature of these claims.

The Province respectfully submits that it believes the disclosure on Page 40 of the 2019-20 Government of Alberta Annual Report, Exhibit 99.1 to the Form 18-K, contains the information that is material to investors and adequately describes the nature of these claims.

Performance Indicator: Unemployment Rate, page 91

4.	Please provide updated statistics on unemployment.

The Province respectfully advises the Staff that Pages 12-15 of the 2020-21 First Quarter Fiscal Update, Exhibit 99.5 to the Form 18-K, provides the most recent updated statistics on unemployment. The Province will provide another update on unemployment statistics for the second quarter of 2020-21 when the Province releases and files its 2020-21 Second Quarter Fiscal Update as an amendment to its Form 18-K.

Priority Two: Making Life Better for Albertans, page 104

5.	Please provide reference to the implementation plan developed by Alberta Health Services (AHS), if available.

The Province respectfully advises the Staff that the Province discusses the review of Alberta Health Services and the development of the proposed implementation plan by Alberta Health Services at Pages 15 and 124 of its 2020-23 Fiscal Plan, A Plan for Jobs and the Economy, Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020. To the extent material to investors, the Province will provide reference to and information regarding the implementation plan in future filings.

Exhibit 99.2 – 2019-2020 Financial Results

Key Economic Indicators, page 12

6.	In future filings, please include a table that shows GDP for major sectors of the economy, including government expenditures, over the prior five years.

The Province respectfully advises that the Province does not produce GDP information based on sectors of the economy. The Province does not believe that such disclosure is material information for investors.

Exhibit 99.5 – First Quarter Fiscal Update

Revenue and Expenses Highlights, page 5

7.

With a view to disclosure, please advise as to whether the U.S. Supreme Court decision (U.S. Army Corps of Engineers v. Northern Plains Resource Council) to uphold a lower court ruling that voided a key environmental permit for the Keystone XL pipeline will have a material impact on the Province, including on the transportation of its oil products.

The Province notes that the U.S. Supreme Court decision noted by the Staff has created a delay on the Keystone XL project, but the Province is aware that alternative regulatory approaches are currently being considered. At this time, the Province does not believe the decision will have a material impact on the Province, including on the transportation of its oil products.

Economic Update, page 12

8.

We note your disclosure on page 12 that Alberta’s Real Gross Domestic Product (GDP) is forecasted to contract 8.8%. Please provide a statement, which shows the Real GDP breakdown of each major sector to the extent possible.

The Province respectfully advises that the Province does not produce GDP information based on sectors of the economy. The Province does not believe that such disclosure is material information for investors.

9.

To the extent material, please discuss how the Canadian government’s energy and environmental policies may impact Alberta’s energy sector. Also, to the extent material, please provide a discussion on how Alberta plans to diversify its economy around hydrogen.

The Province respectfully advises the Staff that, to the extent material, the Province discusses the impact of the Canadian government’s energy and environmental policies on Alberta’s energy sector at Pages 88, 94, 96 and 139 of its 2020-23 Fiscal Plan, A Plan for Jobs and the Economy, Exhibit 99.8 to the Province’s Form 18-K/A filed on March 6, 2020. With respect to diversification of its economy around hydrogen, the Province respectfully submits that at this time the Province has not specified any current or projected fiscal or economic impact of hydrogen, and that there is nothing material to disclose to investors on this point.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Province respectfully notes this comment.

*****

We thank the Staff in advance for its consideration of the Province’s responses and trust the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (416) 504-0522.

Very truly yours,

/s/ Christopher J. Cummings
Christopher J. Cummings